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EXHIBIT 20.1


FOR IMMEDIATE RELEASE

CONTACT:          Hanover Direct, Inc                       The MWW Group
                  Edward M. Lambert                         Jamie Schwartz
                  E.V.P & Chief Financial Officer           Rich Tauberman
                  Tel: (201) 272-3325                       Tel: (201) 507-9500

     HANOVER DIRECT REPORTS FISCAL 2002 FIRST QUARTER NET LOSS OF $(1.8) MILLION, $5.8 MILLION IMPROVEMENT OVER FIRST QUARTER 2001


EDGEWATER, NJ, May 14, 2002 -Hanover Direct, Inc. (AMEX: HNV) today announced results for the thirteen weeks ended March 30, 2002.

The Company reported a net loss of $(1.8) million or $(.03) per share for first quarter of 2002 compared with a net loss of $(7.6) million or $(.05) per share for the comparable period last year. Earnings before interest, taxes, depreciation, and amortization (EBITDA) for the thirteen weeks ended March 30, 2002 increased $4.4 million to $1.4 million from $(3.0) million for the comparable period in 2001. Compared with the first quarter of 2001, the $5.8 million dollar improvement in net results and the $4.4 million improvement in EBITDA were primarily due to decreased special charges related to the Company's strategic business realignment program, decreased selling expenses, and decreased general and administrative costs.

The per-share amount, for the thirteen weeks ended March 30, 2002, was calculated after deducting the Series B Preferred Stock Redemption price increase of $2.9 million. For the comparable period in 2001, the per share amount reflects the Series A Preferred Stock dividends and accretion of $2.9 million. The weighted average number of shares outstanding used in both the basic and diluted calculation was 138,225,031 for the thirteen week period ended March 30, 2002 and 212,468,419 for the thirteen week period ended March 31, 2001. This decrease in weighted average shares outstanding was primarily due to the transaction consummated in December 2001 with Richemont Finance S.A. where the Company repurchased and retired 74,098,769 shares of its Common Stock then held by Richemont.

Net revenues for the thirteen week period ended March 30, 2002 decreased $34.8 million to $109.5 million from $144.3 million for the comparable period in 2001. This decrease was due in part to the sale of the IMPROVEMENTS business on June 29, 2001, which accounted for $18.9 million of the reduction in net revenues for the thirteen week period ended March 30, 2002. The discontinuance of the DOMESTICATIONS KITCHEN & GARDEN, KITCHEN & HOME and TURIYA catalogs contributed $4.6 million to the reduction in net revenues for the thirteen week period ended March 30, 2002. The remaining balance of the decrease in net revenues for the period can be attributed to softness in demand primarily related to certain brands and planned reductions in unprofitable circulation.

A conference call with the Management of Hanover Direct, Inc. to review the First Quarter fiscal 2002 results will be held on Wednesday, May 15, 2002 at 11 a.m. Eastern Time. If you would like to participate in the call, please call 800-558-9407 (domestic) and 212-346-7494 (International) between 10:50 a.m. and 10:55 a.m. Eastern Time. A replay of the conference call will be available one hour after the call until 1:00 p.m. Eastern Time on May 17, 2002 and can be accessed by calling 800-633-8284 (domestic) and 858-812-6440 (International), Access Code #: 20578327.

The Company's Annual Shareholders Meeting is scheduled for Thursday, May 16, 2002 at 9:30 a.m. at the Sheraton Suites on the Hudson, 500 Harbor Boulevard, Weehawken, New Jersey.

ABOUT HANOVER DIRECT, INC.
Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Brands, Inc. is comprised of the Company's catalog and e-commerce web site portfolio of home fashions, apparel and gift brands, including DOMESTICATIONS, THE COMPANY STORE, COMPANY KIDS, SILHOUETTES, INTERNATIONAL MALE, SCANDIA DOWN, and GUMP'S BY MAIL. The Company owns GUMP'S, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. erizon, Inc. is comprised of Keystone Internet Services, Inc. (WWW.KEYSTONEINTERNET.COM), the Company's third party fulfillment operation, and also provides the logistical, IT and fulfillment needs of Hanover Brands, Inc. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at WWW.HANOVERDIRECT.COM.

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